EXHIBIT 23.2
Consent of Independent Registered Public Accounting Firm
The Board of Directors and Stockholders

Miller Energy Resources, Inc.:
We consent to the incorporation by reference in the registration statement (No. 333‑171106) on Form S-8 of Miller Energy Resources, Inc. of our report dated July 16, 2012, with respect to the consolidated balance sheets of Miller Energy Resources, Inc. and subsidiaries as of April 30, 2012 and 2011, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the years then ended, and the effectiveness of internal control over financial reporting as of April 30, 2012, which report appears in the April 30, 2012 annual report on Form 10-K for Miller Energy Resources, Inc.

/s/ KPMG LLP
Knoxville, Tennessee
July16, 2012